EX.99.1 CERTIFICATE

TO:         British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

CERTIFICATE

Pursuant to subsection 2.20(c) of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), and in connection with the annual general meeting of shareholders of Canadian Zinc Corporation (the "Company") to be held on June 12, 2013 (the "Meeting"), the undersigned, Trevor L. Cunningham, the Chief Financial Officer, Vice President, Finance and Corporate Secretary of the Company, hereby certifies for and on behalf of the Company (and not in a personal capacity) that the Company:

(a)	has arranged to have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)	has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	is relying upon section 2.20 of NI 54-101 to abridge the time periods prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101.

Dated as of this 14th day of May, 2013.

CANADIAN ZINC CORPORATION

Per:           Trevor Cunningham
Trevor L. Cunningham
Chief Financial Officer,
Vice President, Finance and Corporate Secretary